                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             PANAMSAT CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  697933-10-9
--------------------------------------------------------------------------------
                                (CUSIP Number)


                           Scott B. Tollefsen, Esq.
                 Vice President, General Counsel and Secretary
                          Hughes Communications, Inc.
                                1500 Hughes Way
                         Long Beach, California  90810
                                (310) 525-5150
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 May 16, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

                        (Continued on following pages)

                              Page 1 of 13 Pages

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 697933-10-9                                   PAGE 2 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      General Motors Corporation
      Tax I.D. No. 38-0572515

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            106,622,807 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             106,622,807 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      106,622,807 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D

-----------------------                                  ---------------------
  CUSIP NO. 697933-10-9                                   PAGE 3 OF 13 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Hughes Communications, Inc.
      Tax I.D. No. 95-3884435

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)
 5                                                                  [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            106,622,807 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             106,622,807 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      106,622,807 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                        [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      71.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

          This statement relates to shares of common stock, par value $.01 per share (the "Common Stock"), of PanAmSat Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at One Pickwick Plaza, Greenwich, Connecticut 06830.

Item 2.   Identity and Background.
          -----------------------

          (a) This statement is being filed jointly by General Motors Corporation, a Delaware corporation ("GM") and Hughes Communications, Inc., a California corporation and an indirect, wholly owned subsidiary of GM ("HCI," and together with GM, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as
Exhibit 1.

          (b) The address of GM's principal office is 767 Fifth Avenue, New York, New York 10153-0075 and 3044 West Grand Boulevard, Detroit, Michigan 48202-3091. The address of HCI's principal office is 1500 Hughes Way, Long Beach, California 90810. The names, business addresses and principal businesses of each of the directors and executive officers of each of GM and HCI are set forth on Schedule I hereto and incorporated by reference herein.

          (c) The principal business of GM is manufacturing cars and trucks; subsidiaries of GM also engage in significant nonautomotive operations. The principal business of HCI is the development of satellite-based communications businesses.

          (d) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of the executive officers or directors of any of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) To the best knowledge of the Reporting Persons, each of the executive officers and directors of the Reporting Persons is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          See Item 4 below.

Item 4.   Purpose of Transaction.
          ----------------------

          On May 16, 1997, HCI received 106,622,807 shares of Common Stock in exchange for HCI and certain of its subsidiaries contributing the assets and liabilities comprising substantially all of HCI's satellite services business to the Company (the "Asset Contribution"). The Asset Contribution was part of a larger business combination (the "Reorganization") of HCI's satellite services business with the corporation known as "PanAmSat Corporation" prior to the Reorganization ("Old PanAmSat"), which was consummated pursuant to the terms of an Agreement and Plan of Reorganization, dated September 20, 1996, by and among HCI, Hughes Communications Galaxy, Inc., Hughes

Communications Satellite Services, Inc., Hughes Communications Services, Inc., Hughes Communications Carrier Services, Inc., Hughes Communications Japan, the Company and Old PanAmSat, as amended (the "Reorganization Agreement"), and certain related ancillary agreements. The Reorganization Agreement sets forth the terms of the Asset Contribution and the merger of a subsidiary of the Company with Old PanAmSat (the "Merger"). As a result of the Merger, the stockholders of Old PanAmSat were entitled to receive for each share of Old PanAmSat common stock held directly or indirectly by such stockholders, at their election, one of (a) an amount in cash equal to $15 plus one-half ( 1/2) share of Common Stock, (b) one share of Common Stock (subject to proration, as applicable) or (c) an amount in cash equal to $30 (subject to proration, as applicable). Holders of options to acquire shares of common stock of Old PanAmSat were entitled to receive, on account of each share of Old PanAmSat common stock subject to such options, an amount in cash equal to the difference between the per share exercise price for such option and $30. The total amount of cash payable in the Reorganization on account of all shares and options to acquire shares of common stock of Old PanAmSat was limited under the terms of the Reorganization Agreement to $1,513,148,260. Holders of 84,524,454 shares of Old PanAmSat common stock elected to receive all cash in the Merger. After proration, the direct and indirect holders of all shares of common stock of Old PanAmSat received in the aggregate $1,500,174,300 in cash and 50,005,805 shares of Common Stock. Of the total shares of Common Stock issued on account of Old PanAmSat common stock, the Company immediately repurchased 7,500,000 shares of Common Stock from one of Old PanAmSat's stockholders in connection with the Reorganization. After giving effect to all of the transactions contemplated by the Reorganization Agreement, the shares of Common Stock owned by HCI constitute approximately 71.5% of the outstanding shares of Common Stock. The Reorganization Agreement prohibits HCI and its affiliates, for a period of five years from May 16, 1997, from acquiring more than eighty-one percent (81%) of the outstanding equity securities of the Company unless certain conditions are satisfied (the "Standstill Restriction"). Copies of the Reorganization Agreement and an Amendment to the Reorganization Agreement, entered into on April 4, 1997, are attached hereto as Exhibits 2 and 3, respectively, and incorporated herein by reference.

          In connection with the Reorganization, (i) the Company filed an Amended and Restated Certificate of Incorporation of the Company which, among other things, changed the name of the Company to "PanAmSat Corporation" and set the size of the initial Board of Directors of the Company at ten directors, (ii) Charles H. Noski, Frederick A. Landman, Patrick J. Costello, Steven D. Dorfman, John J. Higgins, Ted G. Westerman, Dennis F. Hightower, James M. Hoak and Joseph
R. Wright, Jr. were elected as directors of the Company and (iii) Frederick A. Landman was appointed as the Chief Executive Officer of the Company.

          Concurrently with the consummation of the Reorganization, (i) Hughes Network Systems, Inc., an affiliate of the Reporting Persons ("HNS"), loaned $1,725,000,000 to the Company pursuant to the terms of a Loan Agreement between HNS and the Company (which funds HNS borrowed from GM immediately prior to making the loan to the Company); (ii) the Company, HCI and certain stockholders of Old PanAmSat entered into an Amended and Restated Stockholder Agreement, whereby such parties agreed, among other things, (a) to certain restrictions on HCI, such stockholders and the Company regarding sales of shares of Common Stock and additional restrictions on HCI and its affiliates regarding purchases of more than 81% of the outstanding shares of Common Stock; (b) to designate directors to the Company's Board of Directors; and (c) that HE and any entity owned 50% or more by HE would not compete with the Company; (iii) the Company, HCI and certain stockholders of Old PanAmSat also entered into an Amended and Restated Registration Rights Agreement pursuant to which HCI and such stockholders will have, among other things, the right, under certain circumstances and subject to certain conditions and exceptions, to require the Company to register all or any portion of the shares of Common Stock held by them, provided that the aggregate value of such shares is at least

$100,000,000; and (iv) the Company and Frederick A. Landman, its President and Chief Executive Officer, entered into an Employment Agreement which provides that, if Mr. Landman's employment with the Company terminates for any reason during the three year period following May 16, 1997, (a) Mr. Landman will have the right under certain circumstances and subject to certain conditions and exceptions to require the Company to register all or a portion of the shares of Common Stock held by him and (b) in the event that Mr. Landman demands such registration of his Common Stock, the Company will have the right to purchase any or all of the shares of Common Stock covered by such demand. Copies of the Loan Agreement, the Amended and Restated Stockholders Agreement, the Amended and Restated Registration Rights Agreement and the Employment Agreement are attached hereto as Exhibits 4, 5, 6 and 7, respectively, and incorporated herein by reference.

          The Reporting Persons intend to review their investment in the Company from time to time and, depending upon the price and availability of the Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of their investment in the Company, subject to the Standstill Restriction.

          Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, subject to the Standstill Restriction, the Reporting Persons will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          (a) HCI is the direct record owner of 106,622,807 shares of the Common Stock, which constitute approximately 71.5% of the total number of outstanding shares of the Common Stock immediately following the consummation of the transactions contemplated by the Reorganization.

          (b) GM, acting through its wholly owned subsidiaries Hughes Electronics Corporation, a Delaware corporation, HE Holdings, Inc., a Delaware corporation, Hughes Telecommunications and Space Company, a Delaware corporation, and HCI, indirectly has sole power to vote or direct the vote, and to dispose or to direct the disposition of the shares of the Common Stock beneficially owned by GM. As a result, GM may be deemed to beneficially own the shares of the Common Stock directly owned by HCI.

          (c) Except as described in Item 4 above, there have not been any transactions in the Common Stock effected by or for the account of any of the Reporting Persons or any executive officer or director of any of the Reporting Persons during the past 60 days.

          (d) Except as stated in this Item 5, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          ------------------------------------------------------

          See Item 4.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

     Exhibit 1.    Joint Filing Agreement, dated as of  May 27, 1997.

     Exhibit 2. Agreement and Plan of Reorganization, dated September 20, 1996, by and among Hughes Communications, Inc., Hughes Communications Galaxy, Inc., Hughes Communications Satellite Services, Inc., Hughes Communications Services, Inc., Hughes Communications Carrier Services, Inc., Hughes Communications Japan, Inc., Magellan International, Inc. and PanAmSat Corporation (incorporated by reference to Exhibit 2.1 from the Company's registration statement on Form S-4 (No. 333-25293) as filed on April 16, 1997 with the Securities and Exchange Commission).

     Exhibit 3. Amendment to Agreement and Plan of Reorganization, dated April 4, 1997, by and among Hughes Communications, Inc., Hughes Communications Galaxy, Inc., Hughes Communications Satellite Services, Inc., Hughes Communications Services, Inc., Hughes Communications Carrier Services, Inc., Hughes Communications Japan, Inc., Magellan International, Inc. and PanAmSat Corporation (incorporated by reference to Exhibit
                   2.2 from the Company's registration statement on Form S-4 (No. 333-25293) as filed on April 16, 1997 with the Securities and Exchange Commission).

     Exhibit 4. Loan Agreement, dated May 15, 1997, between Hughes Network Systems, Inc. and Magellan International, Inc.

     Exhibit 5. Amended and Restated Stockholder Agreement, dated as of May 16, 1997, by and among Magellan International, Inc., Hughes Communications, Inc., Satellite Company, L.L.C. and certain stockholders of PanAmSat Corporation.

     Exhibit 6. Amended and Restated Registration Rights Agreement, dated as of May 16, 1997, by and among Magellan International, Inc. and certain stockholders of PanAmSat Corporation.

     Exhibit 7. Employment Agreement, dated as of May 15, 1997, by and between Magellan International, Inc. and Frederick A. Landman.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: May 27, 1997                    GENERAL MOTORS CORPORATION


                                       By: /s/ Thomas A. Gottschalk
                                          ------------------------------
                                       Name:  Thomas A. Gottschalk
                                       Title: Senior Vice President and
                                              General Counsel



Dated: May 27, 1997                    HUGHES COMMUNICATIONS, INC.


                                       By: /s/ Jerald F. Farrell
                                          ------------------------------
                                       Name:  Jerald F. Farrell
                                       Title:  President

                                  SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                          GENERAL MOTORS CORPORATION


          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of General Motors Corporation is set forth below.

                                                                                             PRINCIPAL OCCUPATION, IF
                                                                                             OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                           POSITION WITH GENERAL                            OFFICER OF GENERAL MOTORS
ADDRESS                                     MOTORS CORPORATION                               CORPORATION
------------------------------------------------------------------------------------------------------------------------
John F. Smith, Jr.                          Chairman of the Board, Chief
General Motors Corporation                  Executive Officer,
100 Renaissance Center                      President and Director
Detroit, MI  48243



Harry J. Pearce                             Vice Chairman and Director
General Motors Corporation
100 Renaissance Center
Detroit, MI  48243


Anne L. Armstrong                           Director                                       Chairman of the Board of Trustees
P.O. Box 1358                                                                              Center for Strategic and International
Kingsville, Texas 78364                                                                    Studies


Percy Barnevik
ABB Asea Brown Boveri Ltd.
Affolternstrasse 44                         Director                                       Chairman and Chief Executive Officer
Box 8131                                                                                   ABB Asea Brown Boveri, Ltd.
CH-8050 Zurich
Switzerland


John H. Bryan                               Director                                       Chairman and Chief Executive Officer
Sara Lee Corporation                                                                       Sara Lee Corporation
Three First National Plaza
46th Floor
Chicago, IL  60602


Thomas E. Everhart                          Director                                       President
California Institute of Technology                                                         California Institute of Technology
Parsons-Gates Hall of Admin.
1200 East California Blvd.
Pasadena, CA  91125


Charles T. Fisher III                       Director                                       Retired Chairman and Chief Executive
100 Renaissance Center                                                                     Officer
Suite 2412                                                                                 NBD Bankcorp. Inc.
Detroit, MI  48243

                                                                                             PRINCIPAL OCCUPATION, IF
                                                                                             OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                           POSITION WITH GENERAL                            OFFICER OF GENERAL MOTORS
ADDRESS                                     MOTORS CORPORATION                               CORPORATION
------------------------------------------------------------------------------------------------------------------------
George M.C. Fisher                          Director                                       Chairman, President and Chief
Eastman Kodak Company                                                                      Financial Officer
343 State Street                                                                           Eastman Kodak Company
Rochester, NY  14650


J. Willard Marriott, Jr.                    Director                                       Chairman and President
Marriott International Inc.                                                                Marriott International, Inc.
One Marriott Drive
Washington, DC  20058


Ann D. McLaughlin                           Director                                       Chairman
The Aspen Institute                                                                        The Aspen Institute
1333 New Hampshire Ave.,
 N.W. Suite 1070
Washington, DC  20036


Eckhard Pfeiffer                            Director                                       President and Chief Executive Officer
Compaq Computer Corporation                                                                Compaq Computer Corporation
20555 S.H. 249
Houston, TX  77269-2000


John G. Smale                               Director                                       Retired Chairman
The Procter & Gamble Company                                                               The Procter & Gamble Company
P.O. Box 599
Cincinnati, Ohio  45201-0599


Louis W. Sullivan, M.D.                     Director                                       President
Morehouse School of Medicine                                                               Morehouse School of Medicine
720 Westview Drive S.W.
Atlanta, GA  30310-1495


Dennis Weatherstone                         Director                                       Retired Chairman and Chief Executive
J.P. Morgan & Co. Inc.                                                                     Officer
600 Wall Street, 21st Floor                                                                J.P. Morgan & Co. Inc.
New York, NY  10260


Thomas H. Wyman                             Director                                       Senior Adviser
SBC Warburg, Inc.                                                                          SBC Warburg, Inc.
277 Park Avenue
New York, NY  10172

                                                                                             PRINCIPAL OCCUPATION, IF
                                                                                             OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                           POSITION WITH GENERAL                            OFFICER OF GENERAL MOTORS
ADDRESS                                     MOTORS CORPORATION                               CORPORATION
------------------------------------------------------------------------------------------------------------------------
J.T. Battenberg                             Executive Vice President
General Motors Corporation
One Pontiac Plaza
Pontiac, MI  48340


Louis R. Hughes                             Executive Vice President
General Motors International
Operations
Postfach
CH-8152 Glattbrugg
Switzerland


J. Michael Losh                             Executive Vice President and
General Motors Corporation                  Chief Financial Officer
100 Renaissance Center
Detroit, MI  48243


G. Richard Wagoner                          Executive Vice President
General Motors Corporation
100 Renaissance Center
Detroit, MI  48243


                      DIRECTORS AND EXECUTIVE OFFICERS OF
                           HUGHES COMMUNICATIONS, INC.


          The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Hughes Communications, Inc.

                                                                                             PRINCIPAL OCCUPATION, IF
                                                                                             OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                           POSITION WITH HUGHES                             OFFICER OF HUGHES
ADDRESS                                     COMMUNICATIONS, INC.                             COMMUNICATIONS, INC.
------------------------------------------------------------------------------------------------------------------------
Steven D. Dorfman                           Director                                       Executive Vice President of Hughes
Hughes Electronics Corporation                                                             Electronics Corporation and Chairman
7200 Hughes Terrace                                                                        of the Board and President of Hughes
Los Angeles, CA  90045-0066                                                                Telecommunications and Space Company


Jerry F. Farrell                            President
Hughes Communications, Inc.
1500 Hughes Way
Long Beach, CA  90810-9928

                                                                   Page 12 of 13

                                                                                             PRINCIPAL OCCUPATION, IF
                                                                                             OTHER THAN AS EXECUTIVE
NAME AND BUSINESS                           POSITION WITH HUGHES                             OFFICER OF HUGHES
ADDRESS                                     COMMUNICATIONS, INC.                             COMMUNICATIONS, INC.
------------------------------------------------------------------------------------------------------------------------


Harold E. McDonnell                         Executive Vice President
Hughes Communications, Inc.
1500 Hughes Way
Long Beach, CA  90810-9928


Scott B. Tollefsen                          Vice President, General Counsel
Hughes Communications, Inc.                 and Secretary
1500 Hughes Way
Long Beach, CA  90810-9928


Elizabeth S.C.S. Murray                     Vice President and Chief
Hughes Communications, Inc.                 Financial Officer
1500 Hughes Way
Long Beach, CA  90810-9928

                                 EXHIBIT INDEX
                                 -------------

Exhibit 1.     Joint Filing Agreement, dated as of May 27, 1997.

Exhibit 2. Agreement and Plan of Reorganization, dated September 20, 1996, by and among Hughes Communications, Inc., Hughes Communications
               Galaxy, Inc., Hughes Communications Satellite Services, Inc.,
               Hughes Communications Services, Inc., Hughes Communications
               Carrier Services, Inc., Hughes Communications Japan, Inc.,
               Magellan International, Inc. and PanAmSat Corporation
               (incorporated by reference to Exhibit 2.1 from the Company's registration statement on Form S-4 (No. 333-25293) as filed on April 16, 1997 with the Securities and Exchange Commission).

Exhibit 3.     Amendment to Agreement and Plan of Reorganization, dated April 4,
               1997, by and among Hughes Communications, Inc., Hughes
               Communications Galaxy, Inc., Hughes Communications Satellite
               Services, Inc., Hughes Communications Services, Inc., Hughes
               Communications Carrier Services, Inc., Hughes Communications
               Japan, Inc., Magellan International, Inc. and PanAmSat
               Corporation (incorporated by reference to Exhibit 2.2 from the Company's registration statement on Form S-4 (No. 333-25293) as filed on April 16, 1997 with the Securities and Exchange
               Commission).

Exhibit 4.     Loan Agreement, dated May 15, 1997, between Hughes Network
               Systems, Inc. and Magellan International, Inc.

Exhibit 5.     Amended and Restated Stockholder Agreement, dated as of May 16,
               1997, by and among Magellan International, Inc., Hughes
               Communications, Inc., Satellite Company, L.L.C. and certain stockholders of PanAmSat Corporation.

Exhibit 6.     Amended and Restated Registration Rights Agreement, dated as of
               May 16, 1997, by and among Magellan International, Inc. and certain stockholders.

Exhibit 7.     Employment Agreement, dated as of May 15, 1997, by and between
               Magellan International, Inc. and Frederick A. Landman.
